UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                 SCHEDULE 13E-3

                     Rule 13e-3 Transaction Statement under
              Section 13(e) of the Securities Exchange Act of 1934

                                 --------------

                                   JOULE INC.
                                (Name of Issuer)

                                 --------------

                                   JOULE INC.
                          JAC ACQUISITION COMPANY, INC.
                              EMANUEL N. LOGOTHETIS
                               NICK M. LOGOTHETIS
                                STEVEN LOGOTHETIS
                                HELEN LOGOTHETIS
                                JULIE LOGOTHETIS
                              JOHN G. WELLMAN, JR.

                      (Name of Person(s) Filing Statement)

                                 --------------

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                 --------------

                                    481109106
                      (CUSIP Number of Class of Securities)

                                 --------------

                               Bernard G. Clarkin
                             Chief Financial Officer
                                   Joule Inc.
                               1245 Route 1 South
                            Edison, New Jersey 08837
                                 (732) 548-5444
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               John H. Denne, Esq.
                              Winston & Strawn LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 294-6700

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.      [ ] A tender offer.

d.      [ ] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation*              Amount of Filing Fee*
$1,780,131.20                                             $225.54
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. Calculated as $1,781,131.20, which is the product of 1,047,136 shares of the issuer's common stock, par value $0.01 per share to be converted in the merger into the right to receive cash, and $1.70, the per share merger consideration. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004, equals .012670% of the transaction valuation.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $225.54
Form or Registration No.:  Schedule 14C
Filing Party:  Joule Inc.
Date Filed:    March 23, 2004

                                  INTRODUCTION

        This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed in connection with the Agreement and Plan of Merger dated March 19, 2004 (the "Merger Agreement") between Joule Inc., ("Joule") and JAC Acquisition Company, Inc. ("JAC"), a Delaware corporation owned by Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "JAC Group").

        Pursuant to the Merger Agreement, JAC will merge with and into Joule, with Joule as the surviving corporation. Each share of Joule common stock, other than shares of common stock held by the JAC Group, which will be contributed to JAC immediately prior to the merger in exchange for shares of JAC common stock, and shares of common stock held by stockholders who perfect appraisal rights under Delaware law, will be converted into the right to receive the merger consideration of $1.70 per share in cash, without interest. The common stock of Joule will cease to be listed on the American Stock Exchange, Joule will cease to file periodic reports with the Securities and Exchange Commission (the "SEC") and Joule will be a privately-held company owned solely by the members of the JAC Group.

        This Schedule 13E-3 is being filed by Joule, the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, JAC and the members of the JAC Group. Concurrently with the filing of this Schedule 13E-3, Joule is filing with the SEC a preliminary information statement (the "Information Statement") pursuant to Rule 14C of the Securities Exchange Act of 1934, as amended, containing information with respect to the Merger Agreement. The Information Statement is in preliminary form and is subject to completion or amendment.

        The information set forth in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and responses to each item in this Schedule 13E-3 are qualified in their entirety by the provisions of the Information Statement.

ITEM 1. SUMMARY TERM SHEET

        The information set forth in Information Statement in the section titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address
        The information set forth in the Information Statement in the section titled "Certain Information Concerning Joule" is incorporated herein by reference.

(b) Securities.
        This Schedule 13E-3 relates to Joule's common stock, par value $0.01 per share. As of March 19, 2003, there were 3,683,650 shares of common stock outstanding.

(c) Trading Market and Price

        The information set forth in the Information Statement in the section titled "Certain Information Concerning Joule" is incorporated herein by reference.

(d) Dividends
        The information set forth in the Information Statement in the section titled "Certain Information Concerning Joule" is incorporated herein by reference.

(e) Prior Public Offerings
        Not applicable.

(f) Prior Stock Purchases
        The information set forth in the Information Statement in the section titled "Certain Information Concerning Joule" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a) Name and Address
        This Schedule 13E-3 is filed by Joule, JAC and the members of the JAC Group. Joule is the subject company. The information set forth in the Information Statement in the sections titled "Special Factors -- Certain Information Concerning the Special Committee," "Certain Information Concerning Joule" and "Certain Information Concerning JAC and the JAC Group" is incorporated herein by reference.

(b) Business and Background of Entities
        The information set forth in the Information Statement in the sections titled "Certain Information Concerning Joule" and "Certain Information Concerning JAC and the JAC Group" is incorporated herein by reference.

(c) Business and Background of Natural Persons
        The information set forth in the Information Statement in the sections titled "Special Factors -- Certain Information Concerning the Special Committee," "Certain Information Concerning Joule" and "Certain Information Concerning JAC and the JAC Group" is incorporated herein by reference.

ITEM 4. MATERIAL TERMS

(a) Material Terms
        The information set forth in the Information Statement in the sections titled "Notice of Appraisal Rights and the Adoption of the Merger Agreement by the Written Consent of the Majority Stockholders" "Summary Term Sheet," "Introduction," "Special Factors -- Background of the Merger," "Special Factors -- Reasons For and Purpose of the Merger," "The Merger, Section 1 -- Certain Effects of the Merger" and "The Merger, Section 7 -- Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.

(c) Different Terms
        Not applicable.

(d) Appraisal Rights

        The information set forth in the Information Statement in the sections titled "Summary Term Sheet" and "The Merger, Section 9 -- Appraisal Rights" is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders
        None.

(f) Eligibility for Listing or Trading
        Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) -(c) Transactions; Significant Corporate Events; Negotiations or Contacts The information set forth in the Information Statement in the sections titled "Special Factors -- Certain Information Concerning the Special Committee," "Certain Information Concerning Joule" and "Certain Information Concerning JAC and the JAC Group" is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities
        The information set forth in the Information Statement in the section titled "Certain Information Concerning JAC and the JAC Group" and Appendix A to the Information Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Introduction" and "The Merger, Section 1 -- Certain Effects of the Merger" is incorporated herein by reference.

(c) Plans
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Introduction," "JAC's Plans For Joule"and "The Merger, Section 1 -- Certain Effects of the Merger" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Special Factors -- Background of the Merger" and "Special Factors -- Reasons For and Purpose of the Merger" is incorporated herein by reference.

(b) Alternatives
        The information set forth in the Information Statement in the sections titled "Special Factors -- Background of the Merger" is incorporated herein by reference.

(c) Reasons

        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Special Factors -- Background of the Merger" and "Special Factors -- Reasons For and Purpose of the Merger" is incorporated herein by reference.

(d) Effects
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Introduction," "JAC's Plans For Joule" and "The Merger, Section 1 -- Certain Effects of the Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)-(b) Fairness; Factors Considered in Determining Fairness
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Special Factors -- Position of the JAC Group Regarding Fairness of the Merger," "Special Factors -- Recommendation of the Special Committee; Fairness of the Merger" and "Special Factors -- Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

(c) Approval of Security Holders
        The information set forth in the Information Statement in the sections titled "Notice of Appraisal Rights and the Adoption of the Merger Agreement by the Written Consent of the Majority Stockholders" and "Introduction" is incorporated herein by reference.

(d) Unaffiliated Representative
        The information set forth in the Information Statement in the sections titled "Special Factors -- Background of the Merger" and "Special Factors -- Opinion of Financial Adviser to the Special Committee" is incorporated herein by reference.

(e) Approval of Directors
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Special Factors -- Background of the Merger," "Special Factors -- Position of the JAC Group Regarding Fairness of the Merger" and "Special Factors -- Recommendation of the Special Committee; Fairness of the Merger" is incorporated herein by reference.

(f) Other Offers
        The information set forth in the Information Statement in the section titled "Special Factors -- Background of the Merger" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS APPRAISALS AND CERTAIN NEGOTIATIONS

(a) - (c) Report, Opinion or Appraisal; Preparer and Summary of Report; Availability of Documents
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Special Factors -- Background of the Merger," "Special Factors -- Position of the JAC Group Regarding Fairness of the Merger," "Special Factors -- Recommendation of the Special Committee; Fairness of the Merger" and "Special Factors -- Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet" and "The Merger, Section 8 -- Merger Financing" is incorporated herein by reference.

(c) Expenses
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet" and "The Merger, Section 9 -- Estimated Fees and Expenses of the Merger" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership
        The information set forth in the Information Statement in the sections titled "Special Factors -- Certain Information Concerning the Special Committee," "Certain Information Concerning Joule" and "Certain Information Concerning JAC and the JAC Group" is incorporated herein by reference.

(b) Securities Transactions.
        None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction
        The information set forth in the Information Statement in the sections titled "Notice of Appraisal Rights and the Adoption of the Merger Agreement by the Written Consent of the Majority Stockholders," "Introduction" and "Reasons For and Purpose of the Merger" is incorporated herein by reference.

(e) Recommendation of Others
        The information set forth in the Information Statement in the sections titled "Summary Term Sheet," "Special Factors -- Background of the Merger," "Special Factors -- Position of the JAC Group Regarding Fairness of the Merger" and "Special Factors -- Recommendation of the Special Committee; Fairness of the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL INFORMATION

(a) Financial Information
        The information set forth in the Information Statement in the section titled "Certain Information Concerning Joule" is incorporated herein by reference.

(b) Pro Forma Information
        Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations
        The information set forth in the Information Statement in the sections titled "Special Factors -- Background of the Merger" and "Special Factors -- Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

(b) Employees and Corporate Assets
        The information set forth in the Information Statement in the sections titled "The Merger, Section 9 -- Estimated Fees and Expenses of the Merger" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

(b) Other Material Information
        The information set forth in the Information Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

        (a) Preliminary Information Statement in connection with the Merger (incorporated by reference to the Preliminary Information Statement filed by Joule on Schedule 14C with the SEC on March 23, 2004).

        (b) Commitment Letter from Fleet Capital Corporation, dated March 22, 2004.

        (c) Merger Fairness Opinion, dated March 19, 2004, by Updata Capital, Inc. (incorporated by reference to Appendix C to the Preliminary Information Statement filed by Joule on Schedule 14C with the SEC on March 23, 2004).

        (d)(1) Agreement and Plan of Merger, dated March 19, 2004 (incorporated by reference to Appendix A to the Preliminary Information Statement filed by Joule on Schedule 14C with the SEC on March 23, 2004).

        (d)(2)  Form of Exchange Agreement

        (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix B to the Preliminary Information Statement filed by Joule on Schedule 14C with the SEC on March 23, 2004).

        (g)     Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Joule Inc.

                                        By: /s/Bernard G. Clarkin
                                            --------------------------------
                                            Bernard G. Clarkin
                                            Vice President, Chief Financial
                                            Officer and Secretary

                                        JAC Acquisition Company, Inc.

                                        By: /s/Emanuel N. Logothetis
                                            --------------------------------
                                            Emanuel N. Logothetis
                                            Chairman of the Board

                                        By: /s/Emanuel N. Logothetis
                                            --------------------------------
                                            Emanuel N. Logothetis

                                        By: /s/Nick M. Logothetis
                                            --------------------------------
                                            Nick M. Logothetis

                                        By: /s/Steven Logothetis
                                            --------------------------------
                                            Steven Logothetis

                                        By: /s/Helen Logothetis
                                            --------------------------------
                                            Helen Logothetis

                                        By: /s/Julie Logothetis
                                            --------------------------------
                                            Julie Logothetis

                                        By: /s/John G. Wellman, Jr.
                                            --------------------------------
                                            John G. Wellman, Jr.

                                        March 23, 2004

                                  EXHIBIT INDEX

Exhibit No.             Description

        (a) Preliminary Information Statement in connection with the Merger (incorporated by reference to the Preliminary Information Statement filed by Joule on Schedule 14C with the SEC on March 23, 2004).

        (b) Commitment Letter from Fleet Capital Corporation, dated March 22, 2004.

        (c) Merger Fairness Opinion, dated March 19, 2004, by Updata Capital, Inc. (incorporated by reference to Appendix C to the Preliminary Information Statement filed by Joule on Schedule 14C with the SEC on March 23, 2004).

        (d)(1) Agreement and Plan of Merger, dated March 19, 2004 (incorporated by reference to Appendix A to the Preliminary Information Statement filed by Joule on
                        Schedule 14C with the SEC on March 23, 2004).

        (d)(2)          Form of Exchange Agreement

        (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix B to the Preliminary Information Statement filed by Joule on
                        Schedule 14C with the SEC on March 23, 2004).

        (g)             Not applicable.